

Mail Stop 3030

December 18, 2009

Via Facsimile and U.S. Mail

Paul O. Richins
Chief Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
 Midvale, Utah 84047

   Re: **Utah Medical Products, Inc.**
       Form 10-K for the year ended December 31, 2008
         Filed March 6, 2009
       File No. 1-12575

Dear Mr. Richins:

   We have reviewed your filing and have the following comments.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Business, page 1

1.   We note from your disclosure in the first full paragraph on page 17 that you appear to
        have recently lost significant sales of IUPCs and VADS to a competitor. However, it
        does not appear you have provided in the business section a complete discussion of the
        competitive conditions in your industry required by Item 101(b)(x) of Regulation S-K.
        Please provide such disclosure in future filings.

ITEM 1A Risk Factors, page 11

2.   We refer to your brief risk factor disclosure. In future filings, please provide your risk
        factors in the format required by Item 503(c) of Regulation S-K including setting out
        each risk factor under a separate subcaption that adequately describes the risk. You
        should also expand your disclosure to more clearly describe how the risk affects you and
        avoid discussing risks that could apply to any issuer.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15

3.   It is unclear where you have provided an overview section of MD&A. The overview in
        this section should be a balanced, executive-level discussion that identifies the most
        important themes or other significant matters with which management is concerned
        primarily in evaluating the company's financial condition and operating results. Discuss
        material business opportunities, challenges and risks, such as those presented by known
        material trends and uncertainties, on which the company's executives are most focused,
        and the actions they are taking in response to them. For further guidance on the content
        and purpose of the "Overview," see Commission Guidance Regarding Managements
        Discussion and Analysis of Financial Condition and Results of Operations Interpretive
        Release No. 33-8350 (December 19, 2003) on our website. In future filings, please
        provide such a discussion.

Gross Profit, page 18

4.   We note that your gross margin was affected by a product recall in 2008. Please tell us
        and revise future filings, as necessary to describe the nature and extent of your warranty
        obligations and your methodology for estimating your warranty obligation. In light of
        your recent product recall, please explain to us why no warranty accrual was required as
        December 31, 2008.

Paul O. Richins
Utah Medical Products, Inc.
December 18, 2009
Page 3

Note 8 – Income Taxes, page 39

5.   Please revise future filings to include disclosure of the components of income (loss)
        before income tax expense (benefit) as either domestic or foreign as required by Rule 4-
        08(h)(1)(i) of Regulation S-X.

Note 9 – Options, page 40

6.   We note that you utilize the Black-Scholes option pricing model to determine the fair
        value of your stock options. Please tell us and revise future filings to explain how you
        determined the assumptions utilized in the model including the volatility, risk free
        interest rate, expected life, etc. Refer to the guidance in 718-10-50-2 of the FASB
        Accounting Standard Codification.

Note 14 - Fair Value Financial Instruments, page 41

7.   We note your disclosure that none of your financial instruments are held for trading
        purposes, except for investments. Given that your disclosures in Notes 1 and 4 indicate
        that your investments are classified as available for sale, your current disclosure in this
        note may be confusing to investors. Please revise future filings accordingly.

Signatures, page 48

8.   Please tell us how you believe the signatures comply with the requirements of Form 10-
        K. For example, we note you have not included the signatures of your principal
        executive officer and principal financial officer below the second paragraph of text on the
        signatures page as required by the language in General Instruction D(2)(a) to Form 10-K.
        Please tell us how your signatures will appear in future filings.

Exhibits 15 and 16

9.   We note that you have added the word "known" in paragraphs 5(a) and 5(b) of each of
        the certifications signed by your chief executive officer and principal financial officer
        that were filed as exhibits to your annual report on Form 10-K for the year ended
        December 31, 2008. As noted in the March 4, 2005 Staff Alert entitled Annual Report
        Reminders, the staff of the Division of Corporation Finance reminded issuers that the
        certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the
        exact form set forth in Item 601(b)(31) of Regulation S-K. This document is available on
        our web site at http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm.
        Accordingly, please file an amendment to your annual report on Form 10-K that includes
        the entire periodic report and new corrected certifications.

Paul O. Richins
Utah Medical Products, Inc.
December 18, 2009
Page 4

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551- 3269, or Jay Mumford, Reviewing Attorney, at (202) 551-3314 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief